575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax Peter J. Shea peter.shea@kattenlaw.com 212.940.6447 direct 704.344.3195 fax

October 14, 2015

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Absolute Shares Trust
Registration Nos.: 333-192733 and 811-22917
Post-Effective Amendment No. 5
Response to Oral Comments

Dear Ladies and Gentlemen:

On behalf of our client, Absolute Shares Trust (the “Trust”), and together with this correspondence, we will be filing at a later date with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 5 (the “Amendment”) under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 8 under the Investment Company Act of 1940 (the “1940 Act”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the shares of the following exchange traded fund:

WBI Tactical Rotation Shares,

which is a series of the Trust (the “Fund”).  Blacklined copies of the Amendment that have been marked to show changes as against Post-Effective Amendment No. 3 to the Registration Statement under the 1933 Act (the “Prior Amendment”) will be sent to the Commission’s Staff under separate cover when the Amendment is filed.  Capitalized terms used but not defined herein are used with the meanings given to them in the Registration Statement.

With respect to Staff’s comments delivered telephonically by Ms. Allison White in communications occurring on September 10, 2015, we have responded supplementally below and with the Amendment.  Where we have responded to a comment concerning one location, we also have made corresponding changes concerning similar disclosure appearing elsewhere in the Registration Statement.

In the following discussion, we have summarized the Staff’s oral comment in bold and provided the Trust’s response immediately thereafter.  Page numbers referenced below are to the prospectus pages contained in the Prior Amendment.  The comments have been numbered for convenience.

AUSTIN        CENTURY CITY        CHARLOTTE        CHICAGO        HOUSTON        IRVING        LOS ANGELES
NEW YORK        ORANGE COUNTY        SAN FRANCISCO BAY AREA        SHANGHAI        WASHINGTON, DC
LONDON: KATTEN MUCHIN ROSENMAN UK LLP
A limited liability partnership including professional corporations

Securities and Exchange Commission October 14, 2015 Page 2

1.	Please include “Tandy” language in your response letter to the Staff’s comments.

“Tandy” language appears at the end of this response letter.

2.	Please update the Fund’s EDGAR class and series identifier once the ticker symbol is known.

Once the Fund’s ticker symbol is known, the Fund’s EDGAR identifiers will be updated accordingly.

Prospectus

Summary – Fee and Expense Table, page 2.

3.	Please consider removing the “Shareholder Fees (fees paid directly from your investment)” section since there are no such fees.

The “Shareholder Fees” section will be removed in the Amendment.

4.	Multiple lines in the fee table appear to be underlined making the table difficult to read. Please remove underlining except for those lines that indicate a sum of the foregoing lines will follow.

The suggested revision will be made where appropriate.

5.	If the Fee Waiver and Expense Reimbursement line item will be zero, please remove this line item and the associated footnote.

The suggested revisions will be made.

Summary – Principal Investment Strategies, pages 3-4.

6.	The Fund appears to have an open end strategy to invest in a variety of asset classes. Please disclose target allocations of the portfolio among such asset classes or other applicable parameters.

The Fund does not have pre-fixed target allocations to asset classes; allocations are determined daily in accordance with the Selection Process.

7.
Page 3. The Fund’s Principal Investment Strategies states, “The Fund may concentrate, without limitation, in any industry at any point in time.” If the Fund intends to concentrate in an industry or group of industries, it must specify those industries or groups of industries. Please revise the principal investment strategies of the Fund to be in accord with the relevant 1940 Act requirements on industry concentration of the portfolio.

Securities and Exchange Commission October 14, 2015 Page 3

The sentence cited by the Staff will be removed from the Fund’s Principal Investment Strategies. See also response to Comment No. 17 below.

8.
Page 4. The prospectus discloses that the Fund may invest in debt instruments of all maturities. Please disclose any requirements or parameters as to the duration of such debt instruments. If there are no requirements or parameters as to the duration of portfolio debt instruments, please disclose this to the Staff supplementally.

The Fund does not have pre-fixed requirements or parameters for the duration of debt instruments, held directly or indirectly, by the Fund; investments are determined in accordance with the Selection Process (as defined in the Prospectus).

Summary – Principal Risks, page 5.

9.
In the preamble paragraph to the Principal Risks section, please add the statement to the effect that the Fund is not FDIC insured, may lose value and is not bank guaranteed, as noted on the prospectus cover page.

The introductory paragraph to the Principal Risks section will be revised to read as follows:

Investors in the Fund should be willing to accept a high degree of volatility in the price of the Shares and the possibility of significant losses. An investment in the Fund involves a substantial degree of risk and the Fund does not represent a complete investment program. As with all investments, you may lose money in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  In addition, as the Fund seeks to achieve its investment objective by investing directly in Financial Instruments or indirectly through  ETPs, generally the types of risks involved with direct investments will apply to the risks of the investments made by ETPs.  Therefore, you should consider carefully the following risks before investing in the Fund. A more complete discussion of Principal Risks is included under “Description of the Principal Risks of the Fund.”

10.
Please consider including the following “AP concentration risk” to the Principal Risks or language substantially similar, if appropriate: “The Fund has a limited number of financial institutions that may act as Authorized Participants (“APs”) to create and redeem Fund shares. To the extent that these APs exit the business or are unable to process creation and redemption orders and no other AP is able to step forward to create and redeem in either of these cases, then Fund shares may trade like those of a closed-end fund at a discount to NAV and possibly face de-listing.”

Securities and Exchange Commission October 14, 2015 Page 4

An “Authorized Participant Concentration Risk,” as set forth in the Comment, will be added to the Fund’s Principal Risks.

Summary – Principal Risks – Debt Securities Risk, page 6.

11.
In light of statements by the Federal Reserve Board concerning the tapering of its quantitative easing policy, consider expanding this risk factor to discuss increased volatility, reduced liquidity and valuation difficulties of debt securities. See IM Guidance 2014-01 (http://www.sec.gov/divisions/investment/guidance/im-guidance-2014-1.pdf).

The Debt Securities Risk in the Summary will be expanded to read as follows:

Debt Securities Risk — Generally all debt (fixed income) securities are subject to two types of risk: credit risk and interest rate risk. Interest rates may go up resulting in a decrease in the value of the debt securities held directly by the Fund or indirectly through an ETP. In particular, the Federal Reserve has indicated that it will take steps to cause interests rates to rise as a part of its monetary policy, which could increase the volatility of the prices of debt instruments held by the Fund, reduce the liquidity of such instruments and cause difficulties for the Fund in valuing such instruments when calculating its NAV. Credit risk is the risk that an issuer will not make timely payments of principal and interest.

In the section captioned “Description of the Principal Risks of the Fund – Principal Risks,” the Debt Securities Risk will be revised to state as follows:

Debt Securities Risk – The market value of debt securities held by the Fund typically changes as interest rates change, as demand for the instruments change and as actual or perceived creditworthiness of an issuer changes.  During period of rising interest rates, the market value of the debt securities held by the Fund will generally decline. Credit risk is the risk that an issuer will not make timely payments of principal and interest. There is also the risk that an issuer may “call,” or repay, its high yielding bonds before their maturity dates. Debt securities subject to prepayment can offer less potential for gains during a declining interest rate environment and similar or greater potential for loss in a rising interest rate environment. Limited trading opportunities for certain debt securities may make it more difficult to sell or buy a security at a favorable price or time.  Because interest rates in the United States are at historical lows and changes in monetary policy indicated by the Federal Reserve may cause interests rates to rise, the Fund may have an increased risks associated with debt securities and rising interest rates.  Also, the risk of rising interest rates may result in higher volatility and less liquidity in debt markets overall, making it more difficult for the Fund sell the instruments at or near the value ascribed to them by the Fund or otherwise to value such instruments accurately to compute the Fund’s NAV.

Securities and Exchange Commission October 14, 2015 Page 5

Summary – Principal Risks – Mortgage-Backed Securities Risk, page 9.

12.	If the Fund will invest in sub-prime mortgages, please add disclosure concerning this to the Principal Investment Strategies and to this risk factor.

The principal investment strategy will be revised to include a statement that the Fund may invest in mortgage-backed securities including sub-prime mortgages. Text will be added to the Mortgage-Backed Securities Risk to incorporate this terminology.

The principal investment strategy now includes the following modified sentence:

The types of debt securities held directly or indirectly by the Fund may include ETNs, fixed, floating and variable corporate debt securities, U.S. Government securities, debt securities of foreign issuers, sovereign debt securities, U.S. government agency securities, high-yield bonds (also known as “junk bonds”), mortgage-backed securities (including sub-prime mortgage-backed securities), asset-backed securities, TIPs, and Zero Coupon bonds.

The following will be added to the Mortgage-Backed Securities Risk in the Prospectus:

Sub-prime mortgages are those issued to borrowers who do not meet the lender’s prime credit worthiness standards.  Sub-prime mortgages have had significantly higher default rates, which may result in foreclosure on the collateral property. Mortgage loans in default can suffer a significant decline in market value, and may never be fully repaid.  Amounts recovered through foreclosure and sale of the collateral property may not be sufficient to repay the full amount of the loan.

Additional Risks – Shares are not Individually Redeemable, page 22.

13.	This risk also appears under Principal Risks on page 21. Please delete this risk from Additional Risks as the Staff considers this to be a principal risk for exchange traded funds (“ETFs”).

The suggested deletion will be made in the Amendment.

Additional Risks – Absence of Prior Active Market, page 23.

14.	This risk also appears under Principal Risks on page 21. Please delete this risk from Additional Risks as the Staff considers this to be a principal risk for ETFs.

The suggested deletion will be made in the Amendment.

Portfolio Management, page 27.

Securities and Exchange Commission October 14, 2015 Page 6

15.	The last two sentences, each of which references the Statement of Additional Information (“SAI”), are repetitive. Please delete one of these sentences.

The suggested deletion will be made in the Amendment.

Determination of Net Asset Value, page 29.

16.	Please define “Business Day” where it is first used in this section.

“Business Day” will be defined in this section of the Amendment as follows:

The NAV is calculated by the Administrator and determined each Business Day as of the close of regular trading on the NYSE Arca (ordinarily 4:00 p.m. New York time).  “Business Day” means any day that the Exchange is open for trading. The Exchange is open for trading Monday through Friday except for the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Statement of Additional Information

Investment Objectives and Policies – Investment Restrictions, page 3.

17.
The statement concerning the Fund’s fundamental policy with respect to industry concentration is not acceptable under the 1940 Act. See Comment No. 7 above. Please revise the Fund’s fundamental policy on concentration so that the Fund either discloses the specific industries in which it will concentrate or otherwise discloses that it will not so concentrate.

The SAI will be revised so that the Fund’s industry concentration policy now reads, similarly to that of a number of other ETFs and mutual funds, as follows:

The Fund may not invest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries. This limitation does not apply to investments in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or shares of investment companies. The Fund will not invest 25% or more of its total assets in any investment company that so concentrates.

The Fund classifies industries based upon the Global Industry Classification System’s (GICS) Industry Code level, published by Standard & Poor’s. The Fund’s reliance on this classification is not a fundamental policy of the Fund; and, therefore, it can be changed without shareholder approval. This limitation also does not place a limit on investment in issuers domiciled in a single jurisdiction or country. Therefore, investments made for the purpose of obtaining geographic exposure are not part of an industry. Further, this policy does not preclude the Fund from focusing its investments in issuers in any sector.

Securities and Exchange Commission October 14, 2015 Page 7

Investment Strategies and Risks – Recent Economic Events, page 5.

18.	The last sentence of this section does not appear to be relevant to the disclosure that follows. Please revise or otherwise delete this disclosure.

The sentence referenced by the Staff will be deleted.

The Trust acknowledges that the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 940-6447 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

Very truly yours,

/s/ Peter J. Shea
Peter J. Shea

cc :	Ms. Allison White, Senior Counsel
Mr. Don Schreiber, Jr.
Mr. Tracey M. Crespo
Ms. Catherine E. Marshall